Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
In thousands	2014	2013	2012	2011		2010
Earnings (loss) before tax:
Earnings (loss) before tax	$91,985	$3,376	$6,900	$(3,233)		$(138,382)
Add: Total fixed charges	575	915	1,257	1,665		1,999
Adjusted Earnings	$92,560	$4,291	$8,157	$(1,568)		$(136,383)

Fixed Charges:
Interest	$—	$311	$629	$668		$808
Portion of rental expense representative of the interest factor(1)	575	604	628	997		1,191
Total Fixed Charges	$575	$915	$1,257	$1,665		$1,999

Ratio of Earnings to Fixed Charges(2)	161.0	4.7	6.5	—	(3)	—	(4)

(1)	For purposes of calculating fixed charges, an interest factor of one-third was applied to total rental expense.

(2)	Adjusted earnings for the years ended December 31, 2011 and 2010, were not sufficient to provide for fixed charges.

(3)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a charge of $1,988 related to the withdrawal from a defined benefit plan of the former parent company. Adjusted earnings are not sufficient to provide for fixed charges.

(4)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for asset impairments of $3,404 and $132,346 related to the withdrawal from a defined benefit plan of the former parent company. Adjusted earnings are not sufficient to provide for fixed charges.